September 25, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Breitburn Energy Partners LP

Registration Statement on Form S-4

Filed August 21, 2014

File No. 333-198277

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 1-33055

Ladies and Gentlemen:

Set forth below are the responses of Breitburn Energy Partners LP (the “Partnership,” “Breitburn,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2014, with respect to the Registration Statement on Form S-4, File No. 333-198277, filed with the Commission on August 21, 2014 (the “Registration Statement”) and Form 10-K for Fiscal Year Ended December 31, 2013, File No. 1-33055, filed with the Commission on February 28, 2014 (the “Form 10-K”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-4

General

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

RESPONSE: We acknowledge that the Staff will not be able to accelerate the effectiveness of our registration statement until we have cleared all comments, including comments on our periodic reports.

Securities and Exchange Commission

September 25, 2014

Proposal 1: The Merger, page 51

Background of the Merger, page 52

2.	You state on page 52 that QRE management concluded in early March 2014 that market conditions and recent developments at QRE made it constructive to discuss strategic alternatives. Please revise to briefly discuss any such developments that are material.

RESPONSE: We have revised the Registration Statement as requested to include discussion on the material developments that made it constructive for QRE to discuss strategic alternatives. Please see page 52 of Amendment No. 1.

3.	We also note your disclosure that on or around March 11, 2014, Mr. Smith and representatives of RBC Capital Markets, LLC contacted six upstream MLPs to explore whether there was a possibility of a strategic combination that would make sense for QRE. Please revise your filing to discuss whether other strategic alternatives were considered, and if so, why they were not pursued. Please also disclose how the six upstream MLPs were selected.

RESPONSE: We have revised the Registration Statement as requested to clarify that no other strategic alternatives were considered and to discuss how the six upstream MLPs were selected. Please see pages 52-53 of Amendment No. 1.

4.	In an appropriate place in this section, please identify all members of the QRE conflicts committee.

RESPONSE: We have revised the Registration Statement as requested to identify the members of the QRE conflicts committee. Please see page 54 of Amendment No. 1.

5.	You disclose on page 31 that “QRE is subject to provisions that limit its ability to pursue alternatives to the merger, could discourage a potential competing acquirer of QRE from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require QRE to reimburse up to $16,425,000 of Breitburn’s out-of-pocket expenses and pay a termination fee to Breitburn of $64,875,000.” Please enhance your disclosure in this section to specify how these termination fees were determined.

Securities and Exchange Commission

September 25, 2014

RESPONSE: We have revised the Registration Statement as requested to specify how the termination fees were determined. Please see pages 56, 57 and 60 of Amendment No. 1.

6.	You disclose on page 55 that “on June 17, 2014…Mr. Washburn called Mr. Smith…and Mr. Smith informed Mr. Washburn that after reviewing other alternatives, QRE’s standalone case was the best option for QRE compared to other alternatives” but that “Mr. Smith noted further his belief that a transaction with Breitburn would be a differentiating deal in the MLP space with numerous benefits to both sets of unitholders. Mr. Smith sought Mr. Washburn’s interest in moving forward with the process and recommended they work through the asset and modeling concerns raised previously. In addition, Mr. Smith noted that QRE would need to move quickly, noting that if QRE did not enter into a strategic combination in the near term, it would need to move forward on some acquisitions and issue equity to provide liquidity.” Please clarify what caused Mr. Smith to continue the process with Breitburn in light of his initial belief that QRE’s standalone case was the best option. Please also disclose the nature of the “asset and modeling concerns” referenced by Mr. Smith.

RESPONSE: We have revised the Registration Statement as requested to clarify what caused Mr. Smith to continue the process with Breitburn. We have also revised the Registration Statement as requested to clarify the reasons for Mr. Smith seeking Mr. Washburn’s interest in moving forward. Please see pages 55 and 56.

7.	You disclose on page 59 that on July 21, 2014, a representative of Latham & Watkins distributed a mark-up of the merger agreement. Please disclose any material changes reflected in such mark-up.

RESPONSE: We have revised the Registration Statement as requested to disclose material changes reflected in the mark-up distributed by the representative of Latham & Watkins. Please see page 60 of Amendment No. 1.

8.	You disclose on page 63 that the QRE GP board of directors considered certain aspects of the merger agreement. Please revise to disclose whether the board considered the first two bulleted items on the top of page 63 to be generally positive or negative.

RESPONSE: We have revised the Registration Statement as requested to disclose that the board considered the bulleted items referenced above to be generally positive. Please see page 63 of Amendment No. 1.

Securities and Exchange Commission

September 25, 2014

The Conflicts Committee’s Reasons for the Merger; Recommendation of the Conflicts Committee, page 64

9.	We note your disclosure on page 65 regarding the consideration by the QRE conflicts committee of the potential synergies from combining the operations of QRE and Breitburn. Please revise to quantify such potential synergies, or tell us why you do not believe that such information is material.

RESPONSE: We have revised the Registration Statement as requested to quantify the potential synergies from combining the operations of QRE and Breitburn. Please see page 66 of Amendment No. 1.

Opinion of the Financial Advisor to the QRE GP Board of Directors, page 68

10.	You disclose on page 76 that “Greenhill has received a fee of $1,000,000 from QRE in connection with the rendering of this fairness opinion and will receive an additional customary fee contingent on the closing of the merger.” Please quantify the “customary fee” that will be contingent on closing. Please see Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

RESPONSE: We have revised the Registration Statement as requested to disclose that Greenhill & Co., LLC will receive an additional $5,500,000 transaction fee contingent on the closing of the merger. Please see page 77 of Amendment No. 1.

Opinion of the Financial Advisor to the QRE GP Conflicts Committee, page 76

11.	Please disclose the criteria used to select the companies included in the analysis described under “Select Public Company Trading Statistics Analysis” on page 82. Similarly, please disclose the criteria used to select the transactions included in the analyses described under “Premiums Paid Analysis” and “Select Corporate Transaction Statistics Analysis” on pages 83 and 84, respectively.

RESPONSE: We have revised the Registration Statement as requested to disclose the criteria used to select (i) the companies included in the analysis described under “Select Public Company Trading Statistics Analysis” and (ii) the transactions included in the analyses described under “Premiums Paid Analysis” and “Select Corporate Transaction Statistics Analysis.” Please see pages 83-86 of Amendment No. 1.

12.	We note that the description in the registration statement regarding the relationships between Tudor, Pickering, Holt & Co. Securities, Inc. and QR Energy, LP does not provide a narrative and quantitative description of the fees paid to Tudor, Pickering and its affiliates by QR Energy, LP and its affiliates during the past two years. Please revise the registration statement to provide such information.

Securities and Exchange Commission

September 25, 2014

RESPONSE: We have revised the Registration Statement as requested to include a narrative and quantitative description of the fees paid to Tudor, Pickering, Holt & Co. Securities, Inc. and its affiliates by QR Energy, LP and its affiliates during the past two years. Please see page 87 of Amendment No. 1.

Form 10-K for Fiscal Year Ended December 31, 2013

Risk Factors, page 26

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be insured, page 38

13.	We note your disclosure on page 40 regarding regulatory risks related to hydraulic fracturing. Please revise the risk factor referenced above to address, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

RESPONSE: We acknowledge the Staff’s comment and propose to provide revised risk factor disclosure about the specific operational and financial risks associated with hydraulic fracturing in our next current or quarterly report filed with the Commission. Annex A hereto sets out the specific revisions to the relevant risk factor that we propose to make.

*        *        *         *        *

Securities and Exchange Commission

September 25, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sean T. Wheeler of Latham & Watkins LLP at (713) 546-7418.

Very truly yours,

BREITBURN ENERGY PARTNERS LP

By:	/s/ James G. Jackson
Name:	James G. Jackson
Title:	President and Chief Financial Officer

Enclosures

cc:	Roberta E. Kass

Lawrence C. Smith

Sean T. Wheeler

Michael E. Dillard

Annex A

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in our wells, gathering systems, pipelines and other facilities, such as leaks, explosions, fires, mechanical problems, ~~and~~ natural disasters ~~including~~ (such as earthquakes and tsunamis), loss of well control, surface spills and uncontrolled underground releases of fluids during hydraulic fracturing or other similar activities, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells, gathering systems, pipelines and other facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

We currently possess property and general liability insurance at levels that we believe are appropriate; however, we are not fully insured for these items and insurance against all operational risk is not available to us. We are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets after natural disasters and terrorist attacks have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you.

7